# ANNUAL MEETING OF SHAREHOLDERS OF

# FIRST KEYSTONE CORPORATION

**May 30, 2024**


**PROXY VOTING INSTRUCTIONS**


**INTERNET -** Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

Vote online until 11:59 PM EST the day before the meeting.

**MAIL -** Sign, date and mail your proxy card in the envelope provided as soon as possible.

**IN PERSON -** You may vote your shares in person by attending the Annual Meeting.

**GO GREEN -** e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.



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**NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL**:
The Notice of Meeting, Proxy Statement and Proxy Card
are available at https://www.fkyscorp.com


Please detach along perforated line and mail in the envelope provided <u>IF</u> you are not voting via the Internet.

20330000000000001000  8                                     053024

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**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL THE NOMINEES LISTED AND "FOR" PROPOSAL 2.**
**PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE** ☒

1. Election of Directors:

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT** (See instructions below)

**NOMINEES:**
○ Michael L. Jezewski
○ William E. Rinehart
○ David R. Saracino

2. To Ratify the selection of Baker Tilly US, LLP as the independent registered public accounting firm for the Corporation for the year ending December 31, 2024.

FOR ☐   AGAINST ☐   ABSTAIN ☐

3. Other business which might come before the meeting.

**Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR the Nominees Listed and FOR Proposal 2.**

**In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.**

<u>**INSTRUCTIONS:**</u> To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder _____ Date: _____   Signature of Shareholder _____ Date: _____

**Note:** Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

# FIRST KEYSTONE CORPORATION

**Proxy Solicited by Board of Directors for Annual Meeting — May 30, 2024**

Carmie Cleaver and Tina Gray, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of First Keystone Corporation to be held on May 30, 2024 or at any postponement or adjournment thereof.

**(Continued and to be signed on the reverse side)**